UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

Rule 13E-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

ALCON, INC.

(Name of the Issuer)

ALCON, INC.

NOVARTIS AG

(Name of Person(s) Filing Statement)

Common Shares, par value CHF 0.20 per share

(Title of Class of Securities)

H01301102

(CUSIP Number of Class of Securities)

Thomas Werlen Novartis AG Lichtstrasse 35 4056 Basel Switzerland +41 61 324 1111	Elaine Whitbeck Corporate Secretary and General Counsel Alcon, Inc. 6201 South Freeway Fort Worth, Texas 76134 +1 817 293 0450

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Eric S. Shube Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 +1 212 610 6300	George E. Zobitz Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 212 474 1000	Martin Lipton Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 +1 212 403 1000

This statement is filed in connection with (check the appropriate box):

a.	☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

b.	☒	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$12,434,678,690	$886,592.59

(1)

For purposes of calculating the filing fee only, the transaction value was determined as follows: (a) 76,785,714, the sum of (i) the aggregate number of Alcon shares outstanding as of December 17, 2010 (other than Alcon shares owned by Novartis) and (ii) the aggregate number of Alcon shares issuable pursuant to vested Alcon equity awards as of a recent date assuming an Alcon share price of $168 plus (iii) an assumed number of additional Alcon shares that might be issued prior to completion of the proposed merger, multiplied by (b) $161.94, the average of the high and low prices for the Alcon shares reported on the New York Stock Exchange on December 21, 2010.

(2)	Calculated by multiplying the transaction value calculated in accordance with (1) above of $12,434,678,690 by 0.0000713.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $886,592.59

Form or Registration No.: Registration Statement on Form F-4 (Registration No. 333-171381)

Filing Party: Novartis AG

Date Filed: December 23, 2010

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, and Rule 13e-3(d)(3) thereunder, to report the results of the transaction that is the subject of this Transaction Statement.

This Final Amendment is being filed by Novartis AG, a stock corporation incorporated under the laws of Switzerland (“Novartis”), both on behalf of itself and as successor to Alcon, Inc., a stock corporation incorporated under the laws of Switzerland and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby (“Alcon” and, together with Novartis, the “Filing Persons”).

ITEM 15. ADDITIONAL INFORMATION.

Item 1011(b) of Regulation M-A.

(b)                                 Other Material Information. Item 15(b) is hereby amended and supplemented as follows:

On April 7, 2011, the shareholders of Alcon approved the adoption of the merger agreement, dated as of December 14, 2010, between Novartis and Alcon (the “Merger Agreement”) at the annual general meeting of shareholders of Alcon.  On April 8, 2011, the shareholders of Novartis approved the adoption of the Merger Agreement at an extraordinary general meeting of shareholders of Novartis.  On April 8, 2011, upon entry of the merger into the Commercial Register of Zug, in the case of Alcon, and the Commercial Register of Basel-Stadt, in the case of Novartis, Alcon merged with and into Novartis, with Novartis continuing as the surviving corporation.  In the merger, each outstanding common share of Alcon (each “Alcon share”), other than Alcon shares held by Novartis or any of its subsidiaries, was converted into consideration valued at $168 in accordance with the provisions of the Merger Agreement, consisting of 2.9228 common shares of Novartis (“Novartis shares”) and a contingent value amount of $8.20 in cash.  Instead of Novartis shares, registered holders of Alcon shares were entitled to elect to receive an equal number of Novartis American Depositary Shares.

The New York Stock Exchange (the “NYSE”) suspended Alcon shares from trading before the opening of business on April 11, 2011, and on the same date the NYSE filed with the SEC a notification of removal from listing on Form 25 to delist and deregister the Alcon shares.

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of April 11, 2011 that the information set forth in this statement is true, complete and correct.

Novartis AG

By:	/s/ Jonathan Symonds
Name:	Jonathan Symonds
Title:	Chief Financial Officer

By:	/s/ Dr. Thomas Werlen
Name:	Dr. Thomas Werlen
Title:	Group General Counsel

Novartis AG (as successor to Alcon, Inc.)

By:	/s/ Jonathan Symonds
Name:	Jonathan Symonds
Title:	Chief Financial Officer

By:	/s/ Dr. Thomas Werlen
Name:	Dr. Thomas Werlen
Title:	Group General Counsel